Filed Pursuant to Rule 433

Registration File No. 333-209671

Supplementing the Preliminary

Prospectus Supplement

dated March 1, 2018

PRICING TERM SHEET

THE AES CORPORATION

March 1, 2018

$500,000,000 4.000% Senior Notes due 2021

$500,000,000 4.500% Senior Notes due 2023

Summary of Terms

Issuer:	The AES Corporation

Issue:	Senior Notes

Maturity:	2021 Notes: March 15, 2021 2023 Notes: March 15, 2023

Principal Amount:	2021 Notes: $500,000,000 2023 Notes: $500,000,000

Price to Public:	2021 Notes: 100.000% 2023 Notes: 100.000%

Coupon (Interest Rate):	2021 Notes: 4.000% 2023 Notes: 4.500%

Yield to Maturity:	2021 Notes: 4.000% 2023 Notes: 4.500%

Spread to Benchmark Treasury:	2021 Notes: T + 164 bps 2023 Notes: T + 193 bps

Benchmark Treasury:	2021 Notes: UST 2.000% due February 28, 2021 2023 Notes: UST 2.625% due February 28, 2023

Interest Payment Dates:	March 15 and September 15, commencing on September 15, 2018

Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Optional Redemption:	2021 Notes: The Issuer may redeem all or a part of the notes, on any one or more occasions, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus a “make-whole” premium (T+50) as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption.

2023 Notes: The issuer may redeem all or a part of the notes on or after March 15, 2020, on any one or more occasions, at the redemption prices indicated below, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

Redemption Year	Price
2020	102.250%
2021	101.125%
2022	100.000%

In addition, at any time prior to March 15, 2020, the Issuer may redeem all or a part of the notes, on any one or more occasions, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus a “make-whole” premium (T+50) as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption.

In addition, at any time prior to March 15, 2020, the Issuer may redeem on any one or more occasions, in the aggregate for all such redemptions, up to 35% of the aggregate principal amount of the notes with the net cash proceeds from certain equity offerings at the redemption price equal to 104.500% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

MUFG Securities Americas Inc.

Co-Managers:

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

Samuel A. Ramirez & Company

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Trade Date:	March 1, 2018

Settlement Date (T+10):	March 15, 2018

CUSIP / ISIN:	2021 Notes: 00130H BZ7 / US00130HBZ73 2023 Notes: 00130H CA1 / US00130HCA14

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

We expect that delivery of the notes will be made to investors on or about March 15, 2018, which will be the tenth business day following the date of this prospectus supplement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required, subject to certain exceptions, to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the notes will initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Those purchasers should consult their advisors.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014 Attn: Prospectus Department.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.